PMU News Release #05-14 TSX, AMEX Symbol PMU September 9, 2005

SOUTH MINITA GOLD ZONE CONTINUES TO EVOLVE AS A KEY
COMPONENT OF PACIFIC RIM’S EXPLORATION STRATEGY

Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) South Minita deposit is taking shape as drilling continues along this important gold target. The latest drill results (presented in the table below) continue to confirm that the multiple mineralized zones that comprise the South Minita gold target represent an excellent opportunity to expand the El Dorado gold reserve.

El Dorado Exploration Strategy Backgrounder
In January 2005, Pacific Rim announced the results of a pre-feasibility level study on the Minita deposit in the center of the El Dorado project area. This study defined a 490,000 ounce proven and probable gold reserve at Minita and projected positive economics for an 80,000 ounce per year operation based on this deposit alone, including: average life-of-mine cash costs of US $163 per gold equivalent ounce (far below current industry averages of roughly $275 per ounce); an 18% internal rate of return; and a net present value of US $43.6 million (see Pacific Rim’s news releases #05-01 and #05-03 dated January 27, 2005 and February 17, 2005, SEDAR filings and 2005 annual report for details and disclosure related to the Minita pre-feasibility study).

Prior to completing the Minita pre-feasibility study, Pacific Rim discovered the South Minita gold zone roughly 500 meters to the south of the Minita deposit. Because of its proximity to Minita, it is possible for South Minita to expand the size and economic outcome of the proposed operation at Minita by potentially increasing the gold ounces with relatively small incremental increases in capital costs. This possibility forms the basis of Pacific Rim’s current exploration strategy.

South Minita Update
Pacific Rim is engaged in a definition-drilling program at South Minita to drill off this target using both drills at its disposal. The Company’s understanding of the geometry of this deposit is becoming more refined as drilling progresses. Unlike the Minita deposit to the north, which consists of one mineralized body contained in a 3.3 meter wide vein, South Minita is comprised of a number of zones of mineralization in a series of thinner, sub-parallel veins within the Minita fault zone. The South Minita mineralized zones, as currently defined, have a cumulative strike length of approximately 1500 meters, occur between elevations of 25 meters below sea level and 250 meters above sea level and cover an area approximately 200,000 square meters in the plane of the veins in which they are hosted. By way of comparison, the Minita deposit (including the area of past production) has a strike length of 700 meters, occurs between elevations of 25 meters below sea level and 430 meters above sea level and covers an area approximately 150,000 square meters in longitudinal section. While the boundaries of some of the South Minita gold zones have been defined, Pacific Rim’s ongoing definition drill program continues to discover new, sub-parallel high grade mineralized zones in the South Minita area. As such, the South Minita drilling program is continuing at present as these ongoing discoveries are being drilled off.

Going forward
Pacific Rim’s exploration strategy is to continue to drill test South Minita, which remains open at depth and along strike, until the Company is satisfied that the target has been adequately delineated, and then commission a resource estimate for this gold zone. The Company will then amend the Minita pre-feasibility study to take into consideration the new ounces defined by the South Minita resource estimate, which will provide an economic analysis of a proposed operation that involves mining Minita and South Minita simultaneously.

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    Latest South Minita Drill Results

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P05-365	South Minita	300045 / 534503	260 / 59	No significant results
P05-366	South Minita	300079 / 534334	275 / 64	286.35	286.70	0.35	0.35	8.91	99
P05-367	South Minita	300241 / 534387	252 / 67	289.35 356.20	289.65 357.20	0.30 1.00	0.30 0.70	17.88 16.76	98 82
P05-368	South Minita	300302 / 534426	270 / 63	264.35	264.65	0.30	0.25	9.37	102
P05-369	South Minita	300377 / 534328	270 / 80	216.00 247.45	216.65 247.75	0.65 0.30	0.50 0.30	9.30 7.98	37 55
P05-370	South Minita	300449 / 534369	265 / 67	260.65 286.30 327.40 447.05	261.15 286.55 329.60 447.80	0.50 0.25 2.20 0.75	0.50 0.20 2.20 0.75	8.89 21.61 21.92 14.54	75 137 167 227
P05-371	South Minita	299904 / 534385	258 / 63	No sampling conducted
P05-372	South Minita	300512 / 534395	286 / 64	219.20	219.40	0.20	0.20	31.20	229
P05-373	South Minita	300495 / 534440	270 / 59	143.75 338.95	144.05 339.60	0.30 0.65	0.30 0.60	13.55 21.16	78 178
P05-374B	South Minita	300641 / 534287	275 / 78	No significant results
P05-375	South Minita	300377 / 534328	279 / 60	330.20 335.70	333.40 335.85	3.20 0.15	2.75 0.10	13.58 23.78
P05-376	South Minita	300640 / 534288	261 / 51	294.30	294.70	0.40	0.40	6.13
P05-377	South Minita	300355 / 534279	252 / 76	No significant results
P05-378	South Minita	300304 / 534298	265 / 65	276.32 318.00	276.61 318.35	0.29 0.35	0.25 0.35	32.69 55.10	200 625
P05-379	South Minita	300493 / 534296	263 / 62	266.80 280.55 281.90 284.55	267.50 280.95 283.00 284.70	0.70 0.40 1.10 0.15	0.50 0.35 1.00 0.15	10.39 15.01 10.97 30.60	112 87 119
P05-380	South Minita	300556 / 534309	270 / 67	324.30 347.20 385.75	324.80 347.50 390.00	0.50 0.30 4.25	0.50 0.30 4.25	26.60 10.35 5.76	141 54 47
P05-381	South Minita	300255 / 534243	280 / 65	No significant results
P05-382	South Minita	300300 / 534384	264 / 62 including	306.30 337.45 423.10 427.85	306.50 337.90 429.80 428.60	0.20 0.45 6.70 0.75	0.25 0.40 6.00 0.68	21.07 31.22 4.10 10.49
P05-383	South Minita	300240 / 534384	264 / 62	374.10 400.30	374.85 407.30	0.75 7.00	0.75 5.50	29.23 7.00
P05-384	South Minita	300850 / 534391	275 / 65	No significant results

New El Dorado Exploration
Pacific Rim has undertaken an aggressive target-generation program in the southern part of the El Dorado project over the past seven months. This program has identified four major new drill targets based on the Company’s pivotal deciphering of the relationship between mineralization, volcanic history and structure in the huge El Dorado epithermal system. The first new target comprises a 4 km strike extension of the important Minita structure. The second target is a 5 km long, 1 km wide northwest-trending structural zone that contains

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
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numerous sub-parallel veins, including the Nance Dulce target that Pacific Rim discovered in late 2004. The third new target (“Hacienda”) consists of a 5 km long north-south trending structure that is parallel to and roughly 2 km west of the Minita structure. The fourth target area (“Gallardo”) is a northwest-trending structure that can be traced over a 3 km strike length. This structure hosts the historic (early 1900’s) underground Gallardo mine.

“We are very excited about the progress being made on the El Dorado gold project,” states Tom Shrake, CEO. “South Minita is taking shape and we are working hard to advance this target to be in a position to quantify its impact on the proposed Minita operation. Our exploration team has done outstanding work deciphering the critical geological relationships in the El Dorado district, which has led to the identification of four major new target areas as well as many other smaller target areas that are too numerous to list. It is clear that El Dorado is a significant epithermal system with the potential to deliver long term rewards to our shareholders.”

NI 43-101 Disclosure
Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR. The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in National Instrument 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, intermediate-level gold producer.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: statements of the Minita deposit’s economic potential; information included in the pre-feasibility study such as capital and operating costs, projected production summaries, gold and silver prices and financial analysis; anticipated drilling plans for the South Minita gold zone; the timing of a resource estimate for the South Minita gold zone; the impact of

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
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the South Minita gold zone on the project’s economics; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-29704, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar/shtml.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com